BERGER HOLDINGS, LTD.
                        805 Pennsylvania Boulevard
                          Feasterville, PA  19053


                             December 2, 1996


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

       Re:  Berger Holdings, Ltd.
            Registration Statement on Form S-3
            (File No. 333-15725)
            ----------------------------------

Ladies and Gentlemen:

       On behalf of Berger Holdings, Ltd. (the "Registrant"), the following language is hereby added to the Registrant's
Registration Statement on Form S-3, File No. 333-15725, to be set forth on the facing page thereof following the calculation of the registration fee:

       The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                  BERGER HOLDINGS, LTD.




                                  By: JOSEPH F. WEIDERMAN
                                     --------------------------
                                      Joseph F. Weiderman
                                      President